March 5, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	United Parcel Service, Inc.
Request to Withdraw Post-Effective Amendment to Form S-3ASR
Filed March 5, 2025
Registration No. 333-267664
Acc-No. 0001104659-25-020654

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), United Parcel Service, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its post-effective amendment no. 1 to its Registration Statement on Form S-3ASR (Registration No. 333-267664) (Acc-No. 0001104659-25-020654), together with all exhibits thereto, filed on March 5, 2025 (the “Post-Effective Amendment”). The Post-Effective Amendment inadvertently omitted the required Exhibit 23 auditor consent. The Company wishes to withdraw the Post-Effective Amendment and refile to correct this error. No securities were sold pursuant to the Post-Effective Amendment. Therefore, withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company intends to refile the Post-Effective Amendment with the required auditor consent immediately following this request.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Post-Effective Amendment be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact Zack Davis of King & Spalding LLP at (404) 572-2770.

Sincerely,
United Parcel Service, Inc.

By:	/s/ Brian Dykes
Name: Brian Dykes
Title: Executive Vice President and Chief Financial Officer

cc:	Zack Davis – King & Spalding LLP